

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2012

Via E-mail
Mr. Kevin Hall
Chief Executive Officer
Seville Ventures Corp.
5481 North River Road
Byron, IL 61010

>   **Re: Seville Ventures Corp.**
>   **Amendment No.1 to Registration Statement on Form S-1**
>   **Filed May 25, 2012, 2012**
>   **File No. 333-179882**

Dear Mr. Hall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion And Analysis, page 35

Liquidity And Capital Resources, page 35

1. Update this section to disclose the material terms of the May 25, 2012 promissory note with World Rider, Ltd and file the note as an exhibit to the registration statement. Tell us whether this obligation affects the availability and use of funds from the offering and revise your disclosure if necessary.

<u>Risk Factors, page 8</u>

<u>Risks Related To The Offering, page 8</u>

<u>Shares of our Common Stock that have not been registered under the Securities Act of 1933…,
page 8</u>

2. We note your response to comment 2 from our letter dated March 21, 2012. Revise the
   last sentence of the first paragraph of this risk factor to clarify that Rule 144 is not
   available at all if less than 12 months have elapsed since the company ceases being a
   shell. In addition, revise the heading to make clear only shares sold pursuant to this
   registration statement may be resold until the restrictions imposed upon the company due
   to it being classified as a shell company have ended.

   Please respond to this letter by amending your registration statement and providing the
requested information. If you do not believe our comments apply to your facts and
circumstances or do not believe an amendment is appropriate, please tell us why in your
response.

After reviewing any amendment to your registration statement and the information you provide
in response to these comments, we may have additional comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Angela Fontanini, Esq.
        Carrillo Huettel, LLP